Filed by Mereo BioPharma Group plc pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Companies: Mereo BioPharma Group plc and OncoMed Pharmaceuticals, Inc. Date: December 6, 2018.  This filing relates to a proposed merger of Mereo BioPharma Group plc with OncoMed Pharmaceuticals, Inc. (Subject Company Commission File No.: 001-35993)

Exhibit 99.3

Mereo BioPharma Group PLC (OncoMed)

December 5, 2018

Corporate Speakers:

•	Denise Scots-Knight; Mereo BioPharma; CEO

•	Richard Jones; Mereo BioPharma; CFO

•	John Lewicki; OncoMed Pharmaceuticals, Inc.; President, CEO

Participants:

•	Brian White; Cantor Fitzgerald; Analyst

•	Lala Gregorek; Trinity Delta; Analyst

•	Samir Devani; Rx Securities Limited; Analyst

PRESENTATION

Operator: Welcome to Mereo and OncoMed Conference Call.

(Operator Instructions)

As a reminder, today’s conference is being recorded.

I would now like to turn the call over to your host, Dr. Denise Scots-Knight, Mereo’s Chief Executive Officer.

Denise Scots-Knight: Good morning to those of you in the U.S., and good afternoon to those in Europe. And welcome to our conference call. This morning we issued a press release that provides the details of Mereo’s merger with OncoMed. During this call we’ll discuss the merger, including the terms outlined in the press release. The press release is available on both companies’ Web Sites at mereobiopharma.com, and oncomed.com.

On today’s call, I will be joined by Dr. John Lewicki, OncoMed’s President and Chief Executive Officer, and Perry Karsen, OncoMed’s Executive Chairman of the Board of Directors who is joining the call from OncoMed’s Redwood City, California office, as well as Mereo CFO, Richard Jones, who is onsite with me here in London.

Please note that in addition to the press release issued this morning, we have included presentation slides in the webcast of today’s call and have posted a PDF of the slides on both companies’ Web Sites. We encourage you to access the slides to follow along with today’s discussion.

Turning to Slide 2 of the deck, our discussion today will contain forward-looking statements, including the anticipated timing, completion of the benefits of the proposed merger, anticipated future combined operations and offerings, the expected synergies to be achieved, and pro forma financial results of the combined business.

These statements are based on our assumptions as of the current date and involve risks and uncertainties that could cause actual results to differ materially from these statements. We caution you to consider the important risk factors that could cause the actual results to differ materially from those in forward-looking statements, in the press release, and this conference call.

These risk factors are described in our press release, and are more fully detailed under the caption, risk factors, in each of OncoMed’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and other filings with the SEC.

In addition, please note the date of this conference call is December 5th, 2018. And any forward-looking statements that we make today are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update these statements as a result of new information or future events.

I’m now pleased to provide an overview of our announcement this morning regarding our proposed merger with OncoMed, a publically traded, oncology focused, clinical development Company headquartered out of Redwood City, California. This deal that has been unanimously approved by the boards of both companies, and we believe this transaction has the potential to create substantial shareholder value.

Turning to Slide 3, the combined Company will operate as Mereo BioPharma, and will be listed on NASDAQ in the U.S., and the AIM market in London. We proposed to merge with OncoMed in an all stock transaction which will value OncoMed at approximately $57 million, and equate to a premium of 34% over OncoMed’s closing stock price last night.

On completion, OncoMed shareholders will own approximately 25% of the issued shares of this combined Company based on ordinary shares currently outstanding, and subject to certain adjustments in respect of OncoMed’s net cash at closing. And OncoMed will become a 100% owned subsidiary of Mereo.

To satisfy the upfront consideration, Mereo will issue approximately 23.7 million new ordinary shares in Mereo which will be listed on AIM, a market operated by the London Stock Exchange, alongside Mereo’s existing shares. These shares will be utilized to issue Mereo American depositary receipts, or ADRs, to OncoMed’s shareholders. In addition, we will issue contingent value rights, or CVRs, to OncoMed’s shareholders, which will provide contingent consideration relating to NAVI and TIGIT.

The TIGIT milestone, under the CVR, will be payable if Celgene exercises its opt-in right in respect of TIGIT, and pays the associated $35 million milestone. In this case, the value of the milestone received by Mereo will be paid out in new Mereo ADRs at the prevailing Mereo share price to the TIGIT CVR holders.

And this is subject to a cap on all Mereo shares issued to OncoMed shareholders of 40% of the enlarged group. The NAVI milestone under the CVR will be become payable upon a partnership transaction for NAVI. In this case, 70% of any net milestones received by Mereo in the five years following the closing of the merger will be paid to CVR holders in cash. And this will be subject to a total cap of $80 million.

Myself and the Mereo management team will continue to lead the combined Company which will be headquartered in London. Two members of the OncoMed’s board of directors will join the board at Mereo. Dr. John Lewicki will serve as an advisor to Mereo for the NAVI Partnering Program. Additionally, we’re planning to retain certain OncoMed employees to strengthen our infrastructure and capabilities in the U.S.

Subject to customary conditions to closing, including OncoMed shareholder approval, we expect the transaction to close in the first half of 2019.

I would now like to turn the call over to Dr. John Lewicki, OncoMed’s CEO, for some brief remarks.

John Lewicki: As announced in our joint release this morning, we are pleased to enter into an exciting and value enhancing merger with Mereo. Combining our companies will create a catalyst-driven organization with a much expanded pipeline of promising therapeutic assets and enhanced capabilities and resources. We look forward to working closely with the Mereo team to close a transaction and assist in assimilation of the combined assets.

As part of our ongoing analysis of strategic alternatives, our board directed that we move forward with the evaluation of alternatives to advance our clinical programs to benefit patients and to potentially enhance shareholder value.

The OncoMed management team and board of directors reached the decision to merge with Mereo after we conducted a formal and extensive review of a broad range of potential merger candidates. As an outcome of this process, we determined that this combination with Mereo has the greatest potential to increase shareholder value and we believe it’s in the best interest of our shareholders.

The merger with Mereo provides OncoMed shareholders with a significant equity position and what we believe to be a highly promising, catalyst-driven, clinical biopharma Company with a diversified, late-stage pipeline of products focused on rare diseases while providing an opportunity for OncoMed shareholders to benefit from the potential future success of NAVI and TIGIT through CVR mechanisms.

On Slide 4 is a brief summary of OncoMed’s key assets. OncoMed has two lead programs, NAVI, a bispecific anti-VEGF, anti-Dll4 antibody and TIGIT, an anti-TIGIT antibody. As presented recently at ESMO, NAVI has demonstrated encouraging results as a single agent and in combination with weekly Paclitaxel in late-stage platinum resistant ovarian cancer.

Once the transaction closes, we will work to identify a partnership for NAVI that will enable this therapeutic product candidate to advance in clinical development for platinum resistant ovarian cancer and potentially create value for both OncoMed and Mereo shareholders.

The TIGIT program is under collaboration with Celgene with a milestone payment related to Celgene’s opt-in right. Specifically, should Celgene opt-in on development and commercialization of this asset, a $35 million opt-in payment would be paid.

Before handing the call back to Denise, I’d like to thank the dedicated OncoMed employees who have worked tirelessly over a number of years to advance our discovery and clinical programs as well as express our appreciation to the physicians and patients who have contributed significantly to our development.

I will now turn the call back over to Denise who will summarize the rationale for the merger and provide an overview of Mereo’s promising clinical candidates.

Denise Scots-Knight: Turning to Slide 5, we believe the transaction will broaden Mereo’s asset and shareholder base whilst extending the enlarged group’s cash runway.

The combined Company will have a number of product candidates with near-term value catalysts. In particular, there will be three Phase II readouts in 2019 in Mereo’s existing orphan products, BPS-804 for osteogenesis imperfecta and MPH-966 for Alpha-1 Antitypsin Deficiency — as well as potential partnership opportunity in Mereo’s and OncoMed’s other programs.

The combined Company will also have significant cash resources with approximately $115 million in a pro forma combined basis as of September the 30, 2018. This is expected to extend Mereo’s cash runway into 2020.

Finally, the combination will provide Mereo with a U.S. operational base and U.S.-based employees with a great deal of experience and expertise in product development and regulatory affairs as well as two new appointments from OncoMed to the Mereo board.

On Slide 6, you will see that the combined Company will continue to operate under the leadership of the existing Mereo management team with a small but important contingent from OncoMed.

We are please to have Michael Wyzga, former CFO of Genzyme, and Dr. Deepa Pakianathan of Delphi Ventures, two OncoMed independent non-executive directors, join the existing Mereo board of directors on completion of the transaction. This will expand the current Mereo board from eight to 10 directors.

Lastly, Dr. Lewicki will stay on as an advisor for the combined Company as we seek potential partnerships for the NAVI program.

On Page seven and eight, for those on today’s call who may not be familiar with Mereo, I’ll briefly provide an overview of our Company strategy on our pipeline of drug products, all of which are in later stages of clinical development. Mereo’s strategy is to selectively acquire product candidates from large pharmaceutical and biotech companies that have already received significant investment and have substantial clinical, preclinical, and manufacturing data packages.

The Company’s four product candidates each have previously generated positive clinical data for Mereo’s target indication or alternatively for a related indication. BPS-804 is being evaluated for Ontogenesis imperfecta, or O.I.

O.I. is a rare genetic disorder, which is commonly referred to as brittle bone disease. Current treatments for O.I. are based on supportive care, focusing on treating factures and maximizing mobility. There are no FDA nor EMA approved treatments to date.

We recently announced the completion of patient enrollment of 112 adult patients in a Phase IIb does ranging study with some initial data expected in the first half of 2019 and top line dose ranging data expected in late 2019. A pediatric Phase III study design has also been approved CEMA. BPS-804 has orphan drug designation in the U.S. and the E.U. and has been accepted into the prime and adaptive pathways in Europe.

MPH-966 is being evaluated for Alpha-1 Antitrypsin Deficiency, another genetic disorder, which is, in this case, characterized by severe respiratory and liver disease. We recently announced the first patient dosing in a Phase II dose ranging study in the United States and Europe, with data expected in the second half of 2019.

BCT-197 is being evaluated for acute exacerbations of COPD. Acute exacerbations typically occur in the course of the disease with COPD, but are commonly triggered by infections or external factors such as air pollution.

We announced positive top-line Phase II results in December 2017. As stated in our interim results press release in August 2018, we continue to explore potential partnerships for BCT-197 in parallel with regulatory interactions and will provide an update once these are available.

Finally, moving onto to BGS-649, this is being evaluated for Hypogonadotropic Hypogonadism which results from inadequate levels of testosterone. We announced positive top-line Phase IIb results in March of 2018 and a follow-on six month Phase IIb safety extension study with top-line 12 month data is expected around the end of this year.

This proposed merger with OncoMed will help diversify our portfolio of assets and consequentially the combined Company will also have additional potential near term value catalysts.

Turning to page nine, our intention is to continue to focus on advancing our existing product candidates with two significant clinical readouts in Mereo’s core orphan product candidates expected in late 2019.

Our strategy is to commercialize our orphan and rare disease products and to focus on forging partnerships to take forward both Mereo’s BGS-649 and BCT-197 programs, as well as OncoMed’s NAVI program. We’ll also continue to seek new opportunities in orphan and rare diseases that meet our very stringent and disciplined selection criteria.

Finally, turning to page 10, Mereo and OncoMed expect to file the SEC registration document and related shareholder information ahead of an OncoMed shareholder vote in the first half of 2019, with the transaction closing as soon as possible thereafter.

This concludes our prepared remarks and I’m now very happy to open up the call for Q&A. Given that we’re in separate offices, I will take and direct the questions to the appropriate person.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions)

Brian White with Cantor Fitzgerald.

Brian White: The first question, hopefully, is easy to answer, as I presume there’s no change of control on the Celgene collaboration with OncoMed post the merger with Mereo.

And then separately, just looking at the partnerships potentially, does Mereo bring anything to OncoMed’s efforts in partnering NAVI, for example, and I just guess looking at NAVI just wondering what kind of data is required for potentially getting [an equal partner] for that program?

Denise Scots-Knight: John, do you want to take the first question? And then I will answer the first half of the second question and you can take the second part.

John Lewicki: Just to provide a tinge of background, we have a very good relationship with Celgene, which we’ve maintained over time and this transaction is not expected to have any impact on the TIGIT and their ability to opt-in to TIGIT.

So what we are going to be doing is, we’re in constant dialogue with Celgene. And we’re moving toward putting together a data package and things that will enable them to make an opt-in decision on the product. Really, nothing significant changes there.

Denise Scots-Knight: And Brian, to answer the first part of the second question, at Mereo, obviously we’ve done, with the original transaction with Novartis, with the subsequent transaction with AstraZeneca and also with our corporate development group’s expertise in both in- and out-licensing, we have significant transaction corporate partnering expertise. We’re very much looking forward to bringing that to work with the OncoMed team on partnering NAVI.

And I’ll now hand over to let John talk about the data briefly.

John Lewicki: Yes, so Brian, I’m not sure I completely go the question, but just to tell you a little bit about NAVI and the data — so NAVI is a bispecific to two important angiogenic [outfactors], Dll4 and VEGF. And we observed in initial single agent Phase Ia studies that three of 12 patients treated with a bispecific as a single agent exhibited [P.R.s].

We’ve subsequently moved into a Phase Ib study in combination with weekly paclitaxel. And there’s data and we’ve talked with many KOLs in the field and with current therapies, which is basically chemo — this is in late line platinum-resistant ovarian cancer — response rates are typically 15% or less.

And PFS we anticipate to be somewhere between two and three months — two and let’s say 3.4 months. And we reported the ESMO data in NAVI that was in the low 30 number of patients in our Ib study where we have a current response rate of 42% and a PFS of 5.4 months. So we think that very much exceeds the expectations for products that are currently used in this space, which is really a significant unmet medical need. And we think NAVI is very promising there. We’ve been talking with KOLs and I think there’s a lot of interest and enthusiasm in pushing that forward.

Operator: (Operator Instructions)

Lala Gregorek with Trinity Delta.

Lala Gregorek: I had a follow-up question regarding Celgene. Are there any other details with respect to the deal terms that you’re able to share with us, John?

John Lewicki: No additional details. As we’ve mentioned, Celgene has an opt-in to TIGIT. Upon exercising their opt-in, it actually becomes a license to Celgene. So it converts to a license to Celgene and the opt-in milestone is $35 million. So as I mentioned, a good constant dialogue with them and we’ll be speaking to them after this announcement about next steps and moving things forward.

Lala Gregorek: And sorry, I did have another question for you regarding the cash situation. The deal as it stands is looking at cash of 38 million. Can you confirm whether that would be at end of year or assumed on deal closure?

Denise Scots-Knight: Richard will take that question.

Richard Jones: Yes, no, we’re looking at deal closure. That 38 million is the target at deal closure.

Operator: Samir Devani with Rx Securities.

Samir Devani: Just wondering whether there’s a break fee in the transaction?

Denise Scots-Knight: Yes, I’ll take that. There is a break fee in the transaction and it’s a typical nature for deals of this size. But we’re not disclosing the details of that today.

Operator: And I am showing no further questions in queue. I’d like to turn the call back over to Dr. Denise Scots-Knight for further remarks.

Denise Scots-Knight: Great. Thank you to everybody for attending the conference call. We’re very, very, very pleased today to be announcing this merger. Thank you very much.

Operator: Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may now disconnect.

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction; failure to realize anticipated benefits of the proposed transaction; risks relating to unanticipated costs, liabilities or delays of the transaction; failure or delays in research and development programs; unanticipated changes relating to competitive factors in the companies’ industry; risks relating to expectations regarding the capitalization, resources and ownership structure of the combined organizations; the availability of sufficient resources for combined company operations and to conduct or continue planned clinical development programs; the outcome of any legal proceedings related to the merger; risks related to the ability to correctly estimate operating expenses and expenses associated with the merger; risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations; risks related to the changes in market prices of the shares of OncoMed’s common stock or Mereo’s ordinary shares relative to the exchange ratio; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties; changes in law or regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies and their business; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and other judgments.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in OncoMed’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by OncoMed and Mereo’s with the United States Securities and Exchange Commission (the “SEC”) and those described in Mereo’s annual reports, relevant reports and other documents published from time to time by Mereo. We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

Mereo will file with the SEC (1) a Registration Statement on Form F-4 containing the proxy statement of OncoMed that also constitutes a prospectus of Mereo (the “proxy statement/prospectus”) and (2) other documents concerning the proposed merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MEREO AND ONCOMED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEREO, ONCOMED, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Mereo’s website at www.mereobiopharma.com (for documents filed with the SEC by Mereo) or on OncoMed’s website at www.oncomed.com (for documents filed with the SEC by OncoMed).

Participants in the Solicitation

Mereo, Oncomed and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Mereo and OncoMed, respectively in connection with the proposed merger. Stockholders may obtain information regarding the names, affiliations and interests of OncoMed’s directors and officers in OncoMed’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 8, 2018, and its definitive proxy statement on Schedule 14A for the 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018.  To the extent the holdings of OncoMed’s securities by the Company’s directors and executive officers have changed since the amounts set forth in OncoMed’s proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Mereo’s directors and officers is contained in Mereo’s Annual Report for the fiscal year ended December 31, 2017 and can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, OncoMed’s website at www.oncomed.com and Mereo’s website at www.mereobiopharma.com.